

October 7, 2014

<u>Via E-mail</u>
Mr. Bruce Storrs
Chief Executive Officer
FreeButton, Inc.
7040 Avenida Encinas
Suite 104-159
Carlsbad, CA 92011

      Re: FreeButton, Inc.
              Form 8-K
              Filed May 27, 2014
              File No. 0-54009

Dear Mr. Storrs:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ John Cash

                            John Cash
                            Accounting Branch Chief